UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated July 5, 2007

2.

News Release dated July 11, 2007

3.

News Release dated July 12, 2007

4.

News Release dated July 19, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: July 19, 2007	By: /s/ Patrick Groening Patrick Groening, Chief Financial Officer

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

      July 5, 2007

STRATHMORE PROVIDES AN IMPORTANT UPDATE ON THE STRATHMORE/FISSION ENERGY PLAN OF ARRANGEMENT

KELOWNA, BRITISH COLUMBIA (July 5, 2007) - Strathmore Minerals Corp. (TSX-V: STM) (“Strathmore”) is pleased to announce that the plan of arrangement (the “Arrangement”) between itself and Fission Energy Corp. (“Fission Energy”), a new exploration company created by Strathmore to effect the spin-out of Strathmore’s Canadian and Peruvian mineral properties and $500,000 of its cash, is nearing completion.

The Share Distribution Record Date for the Arrangement, being the date which determines the Strathmore shareholders entitled to receive share certificates representing Fission Energy common shares under the Arrangement, has been set at July 13, 2007 and the Effective Date for the Arrangement has been set at July 16, 2007.  It is important to note that only holders of Strathmore shares on the Share Distribution Record Date will participate in the distribution of the Fission Energy shares and therefore July 10, 2007 is the last day to purchase and sell Strathmore shares which include the right to receive Fission Energy shares pursuant to the terms and conditions of the Arrangement.  Any purchases of Strathmore’s common shares on or after July 11, the ex-distribution date, 2007 will not include any right or entitlement to receive an interest in Fission Energy and any sales of Strathmore’s shares on or after July 11, 2007 will not transfer such prior Strathmore shareholder’s right to receive Fission Energy shares on the Effective Date.  Fission Energy share certificates are expected to be mailed on or about July 20, 2007 to holders of Strathmore’s common shares on the Share Distribution Record Date.

As previously announced on January 31, 2007, Strathmore is in the process of reorganizing its mineral property assets with a view to maximizing shareholder value.  In particular, Strathmore expects to transfer all of its Canadian and Peruvian mineral properties and $500,000 of its cash into Fission Energy pursuant to the Arrangement.  Strathmore would continue to hold all of its U.S. assets.  Strathmore’s shareholders on the Share Distribution Record Date would be issued shares in Fission Energy so that collectively, they will own all of the new company’s shares which will be listed on the TSX Venture Exchange.  Strathmore has received securityholder approval and the approval by the British Columbia Supreme Court to carry out the Arrangement.

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. Strathmore’s common shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release contains forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.  For instance, the proposed plan of arrangement to reorganize Strathmore may be unsuccessful for unforeseen reasons such as an inability to obtain the necessary shareholder, regulatory or other approvals.  In addition, any reorganization may be on terms that are different from those currently envisioned by the company.

This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

ON BEHALF OF THE BOARD

For Investor Relations:

 “Dev Randhawa”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

Dev Randhawa, Chairman & CEO

info@strathmoreminerals.com

www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM                                                                               July 11, 2007

Strathmore Completes LOI with Nu-Mex Uranium

For US $18 Million Commitment at Dalton Pass, New Mexico Uranium Project

Strathmore Minerals Corp. is pleased to announce that its subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”), has  completed a Binding Letter of Intent (”LOI”) to enter into an option and a joint venture with Nu-Mex Uranium Resources Inc.(“Nu-Mex”) to explore and develop Strathmore’s Dalton Pass properties (the “Dalton Pass” project).

The Property consists of approximately 1320 acres controlled by federal lode mining claims and lies between the Church Rock and Crownpoint uranium districts of the western Grants Mineral Belt. The previous operator, Pathfinder Mines Corporation, drilled in excess of 130 exploratory holes and demonstrated a resource of 5.5 million pounds U3O8 at an average grade of 0.07%. Pathfinder was in the process of determining the feasibility and amenability of in-situ extraction of the uranium resource prior to the 1980s price drop in uranium.

 As per the terms of the LOI, Strathmore will grant Nu-Mex sole and exclusive rights to earn-in a 65% interest in the Dalton Pass. The terms of the transaction are summarized as follows (all dollar amounts are in US $):

1.      Nu-Mex paying to Strathmore $250,000 upon signing of the LOI; and

2.

incurring a total of $16,750,000 in work commitment expenditures on the Property (“Expenditures”), and additional payments of $1,000,000 in cash or stock in accordance with the following schedule:

•

a $1,000,000 work commitment expenditure plus $250,000 payment in cash or stock on or before the first year,

•

 an additional  $2,000,000 work commitment expenditure  plus $250,000 payment in cash or stock on or before the second year,

•

an additional  $2,750,000 work commitment expenditure  plus $250,000 payment in cash or stock on or before the third year,

•

an additional  $3,000,000 work commitment expenditure plus $250,000 payment in cash or stock on or before the fourth year,

•

an additional  $4,000,000 work commitment expenditure  in the fifth year, and

•

an additional  $4,000,000 work commitment expenditure in the sixth year.

Nu-Mex will earn a 25% interest in the Property once Nu-Mex has completed its commitments (cash/stock of $1,000,000 and work of US $8,750,000) on or before the anniversary of the fourth year. Nu-Mex will earn an additional 40% interest in the Property once Nu-Mex has completed its additional commitments (US $8,000,000 in work) on or before the anniversary of the sixth year. The LOI provides for accelerated work and expenditure commitments should a property evaluation demonstrate that a feasibility study could be completed at an earlier date.

After the fourth year and provided Nu-Mex has fulfilled its commitments, the parties shall review all work completed under the terms of the agreement and prepare an independent NI 43-101 compliant technical report and resource calculation.  Recommendations from this report will help plan further development initiatives.

Following the sixth anniversary of the Closing Date, or other mutually agreed upon time, the Operator will retain a third party engineering firm to prepare a Bankable Feasibility Study. Should the third party evaluation result in a positive recommendation, Strathmore and Nu-Mex will then proceed with their pro-rata payments under the proposed joint venture agreement to further develop the project.

Strathmore will have up to 90 days after the date the Bankable Feasibility Report is delivered to elect whether or not to earn back a 16% undivided interest in the Property by paying US $8,000,000 to Nu-Mex  providing Nu-Mex has met all its obligations to earn 65%.

The Parties will use their best efforts to obtain all regulatory and other approvals and close within 90 days or as soon as mutually agreed upon.

Nu-Mex Resources Inc. (NUMX – OTC.BB) is a New Mexico based uranium company.

The foregoing historical resource estimates were completed prior to the implementation of NI 43- 101. Given the quality of the historic work completed on the properties discussed herein, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resource, and is not treating the historic resources as current. Hence, they should not be relied upon. The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

                                                                                                For Investor Relations:

 “David Miller”                                                                     Bob Hemmerling/Craig Christy

__________________________                                            1-800-647-3303

David Miller, President and COO                                           info@strathmoreminerals.com

                                                                                                 www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM                                                                              July 12, 2007

STRATHMORE ACQUIRES NEAR-SURFACE URANIUM DEPOSIT IN

GAS HILLS URANIUM DISTRICT, WYOMING

Strathmore Minerals Corp. is pleased to announce that its wholly owned subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”) has entered into a binding Letter of Intent (“LOI”) to purchase the New Rock Claims ore body in the Gas Hills Uranium District, Wyoming, from Elmhurst Financial Group Inc. The New Rock property comprises approximately 740 acres (300 Ha), and is located 2 to 3 miles northeast of the Company’s George-Ver and Frazier LeMac deposits.

The New Rock claims were previously explored during the 1960s and 1970s by Union Carbide Corporation and Adobe Oil and Gas. Related documents show the New Rock property contains an estimated 900,000 tons averaging 0.05% for a historical resource totaling 900,000 pounds U308 (Not 43-101 compliant). The ore deposit lies near the old Rim Pit which was mined during the 1970s by Pathfinder (now AREVA) and Union Carbide using open-pit methods.

As part of the agreement, the Company will acquire additional nearby lode mining claims owned by Elmhurst. Elmhurst will retain a 5% production royalty on all mining claims acquired by the Company. With respect to the New Rock Claims, Strathmore has agreed to an advance royalty payment to Elmhurst of US $0.75 per pound against this production royalty. The total to be paid will be based on a new in-house resource calculation using measured and indicated categories with a 0.40 GT (Grade X Thickness; %ft) cutoff. For example, a 10’ thickness grading 0.05% U3O8 equates to a 0.50 GT cutoff, which exceeds the 0.40 minimum GT cutoff. The ore computation would be included in the advance royalty calculation. Payment is to be made 30 days after calculations are finalized. The Company has begun assembling a new data base and will immediately begin preparation of the new in-house resource calculation.

Further to the Company's news release of May 4, 2007, the Company has agreed to extend the exclusivity period for the negotiation of a joint venture agreement to develop Strathmore’s Roca Honda project in the Grants Mineral Belt of New Mexico.  While discussions are proceeding favorably, there is no guarantee that an agreement will be reached.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines.  It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

                                                                                                For Investor Relations:

 “David Miller”                                                                     Bob Hemmerling/Craig Christy

__________________________                                            1-800-647-3303

David Miller, President and COO                                           info@strathmoreminerals.com

         www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

      July 19, 2007

STRATHMORE FINALIZES SPIN-OUT TRANSACTION; FISSION ENERGY EXPECTED TO COMMENCE TRADING NEXT WEEK

KELOWNA, BRITISH COLUMBIA (July 19, 2007) - Strathmore Minerals Corp. (TSX-V: STM) (“Strathmore”) is pleased to announce that the plan of arrangement (the “Arrangement”) between itself and Fission Energy Corp. (“Fission Energy”), a new exploration company created by Strathmore to effect the spin-out of Strathmore’s Canadian and Peruvian mineral properties, along with cash of $500,000, has been finalized.  The transaction became effective on July 17, 2007 and Fission Energy share certificates are expected to be mailed on or about July 20, 2007 to holders of Strathmore’s common shares on the Share Distribution Record Date, which, as noted in prior press releases, occurred on July 13, 2007.  Fission Energy’s shares are expected to commence trading on the TSX Venture Exchange on Wednesday, July 25, 2007 under the symbol “FIS”.

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. Strathmore’s common shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release contains forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.  For instance, the proposed plan of arrangement to reorganize Strathmore may be unsuccessful for unforeseen reasons such as an inability to obtain the necessary regulatory or other approvals, such as TSX Venture Exchange final approval for the listing of the Fission Energy shares.

This press release shall not constitute an offer of securities for sale in the United States or Canada or the solicitation of an offer to buy securities in the United States or Canada, nor shall there be any sale of the securities in any jurisdiction or state in which such offer, solicitation or sale would be unlawful.

ON BEHALF OF THE BOARD

For Investor Relations:

 “Dev Randhawa”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

Dev Randhawa, Chairman & CEO

info@strathmoreminerals.com

www.strathmoreminerals.com